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                                                                  June 15, 2000

Dear BTI Shareholder:

  Brunswick Technologies, Inc. (BTI) and CertainTeed Corporation are pleased to confirm that we have reached an agreement by which CertainTeed is increasing its tender offer price to all BTI shareholders. Effective immediately, CertainTeed (through its affiliate VA Acquisition Corporation) is offering to pay $8.50 per share in cash for any and all outstanding shares of BTI stock not already owned by them or their affiliates.

  BTI's Directors have voted unanimously to endorse CertainTeed's $8.50 offer, concluding that this price constitutes fair value for BTI stock. The Directors' vote was based, in part, on receipt of a written opinion of BTI's independent financial advisor, McDonald Investments, that $8.50 per share is fair to BTI shareholders from a financial point of view. In reaching their decision, the Directors considered a number of possible alternative transactions, and carefully weighed the risks and benefits of further pursuing each of these alternatives. The Board ultimately determined that a purchase of BTI by CertainTeed would result in fair value to BTI shareholders, and would otherwise be in the best interests of BTI and its employees and customers.

  The increased tender offer represents nearly a 55% premium over the closing price of BTI shares on April 14, 2000, the last trading day before CertainTeed announced its intention to commence a tender offer. The $8.50 price reflects about a $2.6 million increase in the total price that CertainTeed is offering to BTI shareholders and option holders over the price offered in the original tender.

  The BTI Directors unanimously recommend that all shareholders tender their shares to CertainTeed in accordance with the revised terms of the tender offer. To give shareholders ample time to take advantage of the improved offer, CertainTeed has extended the tender offer through 12:00 midnight, New York City time, on Thursday, June 29, 2000.

  Enclosed with this letter is BTI's supplemental Schedule 14D-9, which contains additional information regarding BTI's evaluation and recommendation of the revised offer and which includes the text of McDonald Investments' written "fairness" opinion. Also enclosed is CertainTeed's Supplement to the Offer to Purchase, which provides further details concerning the amended terms of the tender offer.

  We ask that you read the enclosed information carefully and that you tender your shares as soon as possible. If you are a registered holder (i.e., you own shares in your name), then please complete the enclosed (green) Letter of Transmittal and return it to the Depositary today with your certificates. If you are a beneficial holder (i.e., you hold your shares through a bank or brokerage firm), please contact your representative at your bank or brokerage firm and ask that they tender your shares to CertainTeed. If you have already tendered your shares with the (blue) Letter of Transmittal sent with the original Offer to Purchase, you do not need to resend the revised (green) Letter of Transmittal.

  If you have any questions or need assistance tendering your shares, please call CertainTeed's information agent, Innisfree M&A Incorporated, toll-free at 1-888-750-5834, or call BTI's information agent, Morrow & Co., Inc. at 1-800-662-5200.

  Thank you,



BRUNSWICK TECHNOLOGIES, INC.              CERTAINTEED CORPORATION




By:     /s/ Martin S. Grimnes              By:     /s/ George B. Amoss
     ------------------------------            ----------------------------
           Martin S. Grimnes                         George B. Amoss
           Chairman and CEO                          Vice President